Exhibit 10.7

EXECUTIVE CASH BONUS PLAN SUMMARY

Pharmacyclics has established an executive cash bonus program that is administered by the Compensation Committee of the Board of Directors. The bonus program covers the company's fiscal year from July 1, 2004 through June 30, 2005 and assuming all targets were met, provides for payment of up to a maximum of 30% of the executive officer's base salary. The purpose of the program is to reward executive officers of the Company, including the chief executive officer, for successful achievement of certain corporate and personal goals. The bonus targets are divided into the following three categories: 1) clinical development, 2) research and development related to the company's product pipeline, and 3) individual goals.

The actual bonuses payable for fiscal year 2005 will vary depending on the extent to which actual performance meets, exceeds, or falls short of the targets approved by the Compensation Committee. In addition, the Compensation Committee retains the discretion to increase, reduce or eliminate the bonus that might otherwise be payable to any individual based on actual performance as compared to pre-established goals.